UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13E-100)

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

PROSPECT MEDICAL HOLDINGS, INC.

(Name of Issuer)

PROSPECT MEDICAL HOLDINGS, INC.

Samuel S. Lee

David & Alexa Topper Family Trust

David R. Topper

Mike Heather

Jeereddi A. Prasad, M.D.

Green Equity Investors V, L.P.

Green Equity Investors Side V, L.P.

GEI Capital V, LLC

Ivy Holdings Inc.

Ivy Merger Sub Corp.

Ivy Intermediate Holding Inc.

(Name of Persons Filing Statement)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

743494106

(CUSIP Number of Class of Securities)

ELLEN J. SHIN
General Counsel

Prospect Medical Holdings, Inc.

10780 Santa Monica Blvd, Suite 400
Los Angeles, California 90025
(310) 943-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Persons Filing Statement)

Copies to:

DALE E. SHORT	NEAL H. BROCKMEYER
TroyGould PC	Locke Lord Bissell & Lidell LLP
16th Floor	Suite 2600
1801 Century Park East	300 S. Grand Avenue
Los Angeles, California 90067	Los Angeles, California 90071
(310) 553-4441	(213) 485-1500

JOHN L. FILIPPONE	HOWARD A. SOBEL
Bingham McCutchen LLP	Latham & Watkins LLP
Suite 4400	885 Third Avenue
355 South Grand Avenue	New York, NY 10022-4834
Los Angeles, CA 90071-3106	(212) 906 1322
(213) 680-6626

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐ The filing of a registration statement under the Securities Act of 1933.
c.	☐ A tender offer.
d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction ☐

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount Of Filing Fee (2)
$205,541,374	$14,655.10

(1)

The transaction valuation is calculated solely for purposes of determining the amount of the filing fee and is equal to the sum of: (1) the merger consideration of $8.50 per share of Common Stock multiplied by 21,403,633, which is the number of shares of Common Stock outstanding as of September 24, 2010; and (2) $23,610,494, which is the maximum aggregate amount to be paid to holders of options and warrants in exchange for the cancellation of their options and warrants.

(2)	The amount of the filing fee was determined by multiplying 0.0000713 by the transaction valuation.

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid: $14,655.10
(2) Form Schedule or Registration No.: Schedule 14A — Preliminary Proxy Statement
(3) Filing Party: Prospect Medical Holdings, Inc.
(4) Date Filed: September 30, 2010

Introduction

This Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) jointly by Prospect Medical Holdings, Inc., a Delaware corporation (“Prospect Medical” or “Company”), the issuer of the common stock, $0.01 par value per share (“common stock”), that is subject to the Rule 13e-3 transaction, Samuel S. Lee, the David & Alexa Topper Family Trust U/D/T September 29. 1997, of which David R. Topper and Alexa Topper are trustees, David R. Topper, Michael Heather and Jeereddi A. Prasad, M.D. (collectively, the “Rollover Investors”), Ivy Holdings Inc., a Delaware corporation (“Ivy Holdings”), Ivy Merger Sub Corp., a Delaware corporation (“Merger Sub”) and Ivy Intermediate Holding Inc., a Delaware corporation (“Ivy Intermediate” and together with Ivy Holdings and Merger Sub, the “Acquisition Parties”), Green Equity Investors V, L.P., a Delaware limited partnership (“GEI V”), Green Equity Investors Side V. L.P., a Delaware limited partnership (“GEI Side V”), and GEI Capital V, LLC, a Delaware limited liability company (“Capital” and, together with GEI V and GEI Side V, “GEI” and, together with the Company, the Rollover Investors and the Acquisition Parties, the “Filing Parties” and each, a “Filing Party”).

This Schedule 13E-3 relates to the transactions contemplated by the Agreement and Plan of Merger, dated as of August 16, 2010 (the “Merger Agreement”), among Prospect Medical, Ivy Holdings, and Merger Sub.  Concurrently with the filing of this Schedule 13E-3, Prospect Medical is filing with the SEC a preliminary Proxy Statement (the “Preliminary Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to a special meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon a proposal to adopt the Merger Agreement. The adoption of the Merger Agreement will require the affirmative vote of stockholders holding a majority of the shares of common stock outstanding as of the close of business on the record date for the special meeting.  If the Merger Agreement is adopted by Prospect Medical’s stockholders, Merger Sub will merge with and into Prospect Medical, and Prospect Medical will become an indirect, wholly owned subsidiary of Ivy Holdings.  Upon the completion of the merger, each outstanding share of Prospect Medical common stock will be converted into the right to receive $8.50 in cash, without interest and less any applicable withholding taxes, except for shares of common stock held by stockholders who perfect appraisal rights in accordance with Delaware law and except for shares of common stock held by Ivy Holdings (including the shares to be contributed to Ivy Holdings by the four Rollover Investors), Merger Sub, any other subsidiary of Ivy Holdings, Prospect Medical or any subsidiary of Prospect Medical.  The Rollover Investors have agreed to contribute, immediately prior to the completion of the merger, in the aggregate, 6,227,824 shares of Prospect Medical common stock to Ivy Holdings in exchange for shares of Ivy Holdings common stock.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Preliminary Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Preliminary Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Preliminary Proxy Statement. As of the date hereof, the Preliminary Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Preliminary Proxy Statement.

All information contained in this Schedule 13E-3 concerning each Filing Party has been supplied by such Filing Party.  No Filing Party, including the Company, is responsible for the accuracy of any information supplied by any other Filing Party.

Item 1.                   Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

Item 2.                   Subject Company Information

Regulation M-A Item 1002

(a) Name and Address.  The Company’s name and the address and telephone number of its principal executive office are as follows:

Prospect Medical Holdings, Inc.

10780 Santa Monica Boulevard

Suite 400

Los Angeles, California 90025

(310) 943-4500

(b) Securities.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“ADDITIONAL INFORMATION ABOUT PROSPECT MEDICAL — Market Price of Common Stock”

(c) Trading Market and Price.  The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

“ADDITIONAL INFORMATION ABOUT PROSPECT MEDICAL — Market Price of Common Stock”

(d) Dividends.   The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

“ADDITIONAL INFORMATION ABOUT PROSPECT MEDICAL — Market Price of Common Stock”

(e) Prior Public Offerings.  Not applicable.

(f) Prior Stock Purchases.  The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

“ADDITIONAL INFORMATION ABOUT PROSPECT MEDICAL — Prior Purchases and Sales of Prospect Medical Common Stock”

Item 3.                   Identity and Background of Filing Person

Regulation M-A Item 1003

(a) Name and Address.  Prospect Medical is the subject company.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—The Parties to the Merger and Related Transactions”

“ADDITIONAL INFORMATION ABOUT PROSPECT MEDICAL—Directors, Executive Officers and Certain Stockholders”

“ADDITIONAL INFORMATION ABOUT THE LGP RELATED PARTIES”

“WHERE YOU CAN FIND MORE INFORMATION”

(b) Business and Background of Entities.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—The Parties to the Merger and Related Transactions”

“ADDITIONAL INFORMATION ABOUT PROSPECT MEDICAL—Directors, Executive Officers and Certain Stockholders”

“ADDITIONAL INFORMATION ABOUT THE LGP RELATED PARTIES”

“WHERE YOU CAN FIND MORE INFORMATION”

(c) Business and Background of Natural Persons.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—The Parties to the Merger and Related Transactions”

“ADDITIONAL INFORMATION ABOUT PROSPECT MEDICAL—Directors, Executive Officers and Certain Stockholders”

“ADDITIONAL INFORMATION ABOUT THE LGP RELATED PARTIES”

“WHERE YOU CAN FIND MORE INFORMATION”

Item 4.                   Terms of the Transaction

Regulation M-A Item 1004

(a) Material Terms.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendations of the Special Committee and Our Board of Directors; Reasons for and Fairness of the Merger”

“THE SPECIAL MEETING—Required Vote”

“SPECIAL FACTORS—Purposes and Reasons of the Rollover Investors Regarding the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the LGP Related Parties Regarding the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for Prospect Medical Following the Merger”

“SPECIAL FACTORS—Material United States Federal Income Tax Consequences of the Merger”

“SPECIAL FACTORS—Accounting Treatment of the Merger”

“THE MERGER AGREEMENT”

“ANNEX A—Agreement and Plan of Merger”

“ANNEX C—Company Stockholder Voting Agreement”

“ANNEX D—Contribution and Subscription Agreement”

(c) Different Terms.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Interests of Prospect Medical’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT”

“ANNEX A—Agreement and Plan of Merger”

“ANNEX C—Company Stockholder Voting Agreement”

“ANNEX D—Contribution and Subscription Agreement”

(d) Appraisal Rights.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Appraisal Rights of Stockholders”

“APPRAISAL RIGHTS OF STOCKHOLDERS”

“ANNEX E—Section 262 of the Delaware General Corporation Law”

(e) Provisions for Unaffiliated Security Holders.   The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS— Provisions for Unaffiliated Stockholders”

There have been no provisions in connection with this transaction to grant unaffiliated security holders access to the corporate files of the Filing Parties or to obtain counsel or appraisal services at the expense of the Filing Parties.

(f) Eligibility for Listing or Trading.  Not applicable.

Item 5.                   Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

(a) Transactions.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of Prospect Medical’s Directors and Executive Officers in the Merger”

“ADDITIONAL INFORMATION ABOUT PROSPECT MEDICAL—Prior Purchases and Sales of Prospect Medical Common Stock”

“ADDITIONAL INFORMATION ABOUT PROSPECT MEDICAL—Transactions with Related Persons”

(b) Significant Corporate Events.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of Prospect Medical’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT”

“ANNEX A—Agreement and Plan of Merger”

(c) Negotiations or Contacts.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Financing of the Merger and the LGP Funds’ Guarantee”

“SPECIAL FACTORS—Interests of Prospect Medical’s Directors and Executive Officers in the Merger”

“ADDITIONAL INFORMATION ABOUT PROSPECT MEDICAL— Prior Purchases and Sales of Prospect Medical Common Stock”

(e) Agreements Involving the Subject Company’s Securities.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Financing of the Merger and the LGP Funds’ Guarantee”

“SPECIAL FACTORS—Interests of Prospect Medical’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT”

“ANNEX A—Agreement and Plan of Merger”

“ANNEX C—Company Stockholder Voting Agreement”

“ANNEX D—Contribution and Subscription Agreement”

Item 6.                   Purposes of the Transaction and Plans or Proposals

Regulation M-A Item 1006

(b) Use of Securities Acquired.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Interests of Prospect Medical’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT—Treatment of Prospect Medical Securities in the Merger”

“THE MERGER AGREEMENT—Exchange and Payment Procedures”

“ANNEX A—Agreement and Plan of Merger”

“ANNEX D—Contribution and Subscription Agreement”

(c)(1)-(8) Plans.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for Prospect Medical Following the Merger”

“SPECIAL FACTORS—Financing of the Merger and the LGP Funds’ Guarantee”

“SPECIAL FACTORS—Interests of Prospect Medical’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT”

“ANNEX A—Agreement and Plan of Merger”

Item 7.                   Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a) Purposes.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendations of the Special Committee and Our Board of Directors; Reasons for and Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Rollover Investors Regarding the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the LGP Related Parties Regarding the Merger”

“SPECIAL FACTORS—Position of the Rollover Investors Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Plans for Prospect Medical Following the Merger”

“SPECIAL FACTORS—Conduct of Prospect Medical’s Business if the Merger is Not Completed”

(b) Alternatives.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendations of the Special Committee and Our Board of Directors; Reasons for and Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Rollover Investors Regarding the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the LGP Related Parties Regarding the Merger”

“SPECIAL FACTORS—Position of the Rollover Investors Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Plans for Prospect Medical Following the Merger”

“SPECIAL FACTORS—Conduct of Prospect Medical’s Business if the Merger is Not Completed”

(c) Reasons.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendations of the Special Committee and Our Board of Directors; Reasons for and Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Rollover Investors Regarding the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the LGP Related Parties Regarding the Merger”

“SPECIAL FACTORS—Position of the Rollover Investors Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Plans for Prospect Medical Following the Merger”

“SPECIAL FACTORS—Conduct of Prospect Medical’s Business if the Merger is Not Completed”

(d) Effects.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendations of the Special Committee and Our Board of Directors; Reasons for and Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Rollover Investors Regarding the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for Prospect Medical Following the Merger”

“SPECIAL FACTORS—Interests of Prospect Medical’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Material United States Federal Income Tax Consequences of the Merger”

“SPECIAL FACTORS—Estimated Fees and Expenses Relating to the Merger”

“THE MERGER AGREEMENT”

“APPRAISAL RIGHTS OF STOCKHOLDERS”

“ANNEX A—Agreement and Plan of Merger”

“ANNEX E—Section 262 of the Delaware General Corporation Law”

Item 8.                   Fairness of the Transaction

Regulation M-A Item 1014

(a) Fairness.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendations of the Special Committee and Our Board of Directors; Reasons for and Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Rollover Investors Regarding the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the LGP Related Parties Regarding the Merger”

“SPECIAL FACTORS—Position of the Rollover Investors Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Position of the LGP Related Parties Regarding the Fairness of the Merger”

(b) Factors Considered in Determining Fairness.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendations of the Special Committee and Our Board of Directors; Reasons for and Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Rollover Investors Regarding the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the LGP Related Parties Regarding the Merger”

“SPECIAL FACTORS—Position of the Rollover Investors Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Position of the LGP Related Parties Regarding the Fairness of the Merger”

“SPECIAL FACTORS— Opinion of the Special Committee’s Financial Advisor”

“ANNEX B—Opinion of UBS Securities LLC”

The presentation, dated August 14, 2010, of UBS Securities LLC to the Special Committee of Prospect Medical is attached hereto as Exhibit (c)(2) and incorporated herein by reference.

(c) Approval of Security Holders.  The transaction is not structured so that the approval of at least a majority of the unaffiliated security holders is required.  However, the approval of the holders of a majority of the outstanding shares of the Company’s common stock is a condition to completion of the merger.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“THE SPECIAL MEETING—Required Vote”

“THE MERGER AGREEMENT—Conditions to the Merger”

(d) Unaffiliated Representative.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS— Provisions for Unaffiliated Stockholders”

(e) Approval of Directors.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendations of the Special Committee and Our Board of Directors; Reasons for and Fairness of the Merger”

(f) Other Offers.  None.

Item 9.                   Reports, Opinions, Appraisals and Certain Negotiations

Regulation M-A Item 1015

(a) Report, Opinion or Appraisal.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendations of the Special Committee and Our Board of Directors; Reasons for and Fairness of the Merger”

“SPECIAL FACTORS—Position of the Rollover Investors Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Position of the LGP Related Parties Regarding the Fairness of the Merger”

(b) Preparer and Summary of the Report, Opinion or Appraisal.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendations of the Special Committee and Our Board of Directors; Reasons for and Fairness of the Merger”

“SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor”

“ANNEX B—Opinion of UBS Securities LLC”

The presentation, dated August 14, 2010, of UBS Securities LLC to the Special Committee of Prospect Medical is attached hereto as Exhibit (c)(2) and incorporated herein by reference.

(c) Availability of Documents.  The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Company’s common stock or representative who has been so designated in writing.  The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

“WHERE YOU CAN FIND MORE INFORMATION”

Item 10.            Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a) Source of Funds.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing of the Merger and the LGP Funds’ Guarantee”

“SPECIAL FACTORS—Interests of Prospect Medical’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT—Conditions to the Merger”

“THE MERGER AGREEMENT—Revolver Financing”

The Equity Commitment Letter, dated August 16, 2010, among GEI V, GEI Side V and Ivy Holdings is attached hereto as Exhibit (d)(6) and incorporated herein by reference.

The Fund Guarantee, dated August 16, 2010, among Prospect Medical, GEI V and GEI Side V is attached hereto as Exhibit (d)(7) and incorporated herein by reference.

(b) Conditions.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing of the Merger and the LGP Funds’ Guarantee”

“SPECIAL FACTORS—Interests of Prospect Medical’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT —Revolver Financing”

“THE MERGER AGREEMENT—Conditions to the Merger”

The Equity Commitment Letter, dated August 16, 2010, among GEI V, GEI Side V and Ivy Holdings is attached hereto as Exhibit (d)(6) and incorporated herein by reference.

The Fund Guarantee, dated August 16, 2010, among Prospect Medical, GEI V and GEI Side V is attached hereto as Exhibit (d)(7) and incorporated herein by reference.

(c) Expenses.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Conduct of Prospect Medical’s Business if the Merger is Not Completed”

“SPECIAL FACTORS—Estimated Fees and Expenses Relating to the Merger”

“THE MERGER AGREEMENT—Termination Fees and Expenses”

(d) Borrowed Funds.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing of the Merger and the LGP Funds’ Guarantee”

Item 11.            Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a) Securities Ownership.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Interests of Prospect Medical’s Directors and Executive Officers in the Merger”

“ADDITIONAL INFORMATION ABOUT PROSPECT MEDICAL—Security Ownership of Certain Beneficial Owners and Management”

(b) Securities Transactions.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Interests of Prospect Medical’s Directors and Executive Officers in the Merger”

“ADDITIONAL INFORMATION ABOUT PROSPECT MEDICAL—Prior Purchases and Sales of Prospect Medical Common Stock”

“THE MERGER AGREEMENT”

“ANNEX A—Agreement and Plan of Merger”

“ANNEX D—Contribution and Subscription Agreement”

Item 12.            The Solicitation or Recommendation

Regulation M-A Item 1012

(d) Intent to Tender or Vote in a Going-Private Transaction.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Recommendations of the Special Committee and Our Board of Directors; Reasons for and Fairness of the Merger”

“SPECIAL FACTORS—Interests of Prospect Medical’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Rollover Investors Regarding the Merger”

“SPECIAL FACTORS—Position of the Rollover Investors Regarding the Fairness of the Merger”

“THE SPECIAL MEETING—Required Vote”

“ANNEX C—Company Stockholder Voting Agreement”

“ANNEX D—Contribution and Subscription Agreement”

(e) Recommendations of Others.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendations of the Special Committee and Our Board of Directors; Reasons for and Fairness of the Merger”

Item 13.            Financial Statements

Regulation M-A Item 1010

(a) Financial Information.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS— Management’s Projected Financial Information”

“ADDITIONAL INFORMATION ABOUT PROSPECT MEDICAL —Financial Information”

“WHERE YOU CAN FIND MORE INFORMATION”

(b) Pro Forma Information.  Not applicable.

Item 14.            Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a) Solicitations or Recommendations.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“THE SPECIAL MEETING—Solicitation of Proxies”

(b) Employees and Corporate Assets.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“THE SPECIAL MEETING—Solicitation of Proxies”

Item 15.            Additional Information

Regulation M-A Item 1011

(b) Other Material Information.  The information contained in the Preliminary Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.            Exhibits

Regulation M-A Item 1016

(a)(1)       Preliminary Proxy Statement, incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on September 30, 2010.

(a)(2)       Form of Preliminary Proxy Card, incorporated herein by reference to the Preliminary Proxy Statement.

(a)(3)       Notice of Special Meeting of Stockholders of Prospect Medical Holdings, Inc., incorporated herein by reference to the Preliminary Proxy Statement.

(a)(4)       Letter to Stockholders of Prospect Medical Holdings, Inc., incorporated herein by reference to the Preliminary Proxy Statement.

(b)           None.

(c)(1)       Opinion of UBS Securities LLC, incorporated herein by reference to Annex B to the Preliminary Proxy Statement.

(c)(2)       The presentation, dated August 14, 2010, of UBS Securities LLC, to the Special Committee of the Board of Directors of Prospect Medical Holdings, Inc.

(d)(1)      Agreement and Plan of Merger, dated as of August 16, 2010, by and among Prospect Medical Holdings, Inc., Ivy Holdings Inc. and Ivy Merger Sub Corp., incorporated herein by reference to Annex A to the Preliminary Proxy Statement.

(d)(2)      Company Stockholder Voting Agreement, dated as of August 16, 2010, by and between Ivy Holdings Inc., Samuel S. Lee, Mike Heather, the David & Alexa Topper Family Trust and Jeereddi Prasad, incorporated herein by reference to Annex C to the Preliminary Proxy Statement.

(d)(3)      Contribution and Subscription Agreement, dated as of August 16, 2010, by and between Ivy Holdings Inc., Samuel S. Lee, Mike Heather, the David & Alexa Topper Family Trust and Jeereddi Prasad, incorporated herein by reference to Annex D to the Preliminary Proxy Statement.

(d)(4)      Letter agreement, dated September 15, 2010, relating to stock options held by Samuel S. Lee.

(d)(5)      Letter agreement, dated September 15, 2010, relating to stock options held by Mike Heather.

(d)(6)      Equity Commitment Letter, dated as of August 16, 2010, among Green Equity Investors V, L.P., Green Equity Investors Side V, L.P. and Ivy Holdings Inc.

(d)(7)      Fund Guarantee, dated as of August 16, 2010, by and among Prospect Medical Holdings, Inc., Green Equity Investors V, L.P. and Green Equity Investors Side V, L.P.

(f)            Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex E to the Preliminary Proxy Statement.

(g)           None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: September 30, 2010	PROSPECT MEDICAL HOLDINGS, INC.

	By:	/s/ SAMUEL S. LEE
		Name:	Samuel S. Lee
		Title:	Chairman of the Board and
Chief Executive Officer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: September 30, 2010

/s/ SAMUEL S. LEE
Samuel S. Lee

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: September 30, 2010	DAVID & ALEXA TOPPER FAMILY TRUST

/s/ DAVID R. TOPPER
Name: David R. Topper
Title: Trustee

/s/ ALEXA TOPPER
Name: Alexa Topper
Title: Trustee

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: September 30, 2010

/s/ DAVID R. TOPPER
David R. Topper

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: September 30, 2010

/s/ MIKE HEATHER
Mike Heather

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: September 30, 2010

/s/ JEEREDDI A. PRASAD
Jeereddi A. Prasad, M.D.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: September 30, 2010	IVY HOLDINGS INC.

	By:	/s/ ALYSE M. WAGNER
Name: Alyse M. Wagner
Title: Vice President, Secretary and Treasurer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: September 30, 2010	IVY MERGER SUB CORP.

	By:	/s/ ALYSE M. WAGNER
Name: Alyse M. Wagner
Title: Vice President, Secretary and Treasurer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: September 30, 2010	IVY INTERMEDIATE HOLDING INC.

	By:	/s/ ALYSE M. WAGNER
Name: Alyse M. Wagner
Title: Vice President, Secretary and Treasurer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: September 30, 2010	GREEN EQUITY INVESTORS V, L.P.
By: GEI Capital V, LLC, its General Partner

	By:	/s/ MICHAEL GENNARO
Name: Michael Gennaro
Title: Chief Operating Officer and Secretary

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: September 30, 2010	GREEN EQUITY INVESTORS SIDE V, L.P.
By: GEI Capital V, LLC, its General Partner

	By:	/s/ MICHAEL GENNARO
Name: Michael Gennaro
Title: Chief Operating Officer and Secretary

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: September 30, 2010	GEI CAPITAL V, LLC

	By:	/s/ MICHAEL GENNARO
Name: Michael Gennaro
Title: Chief Operating Officer and Secretary

EXHIBIT INDEX

(a)(1)       Preliminary Proxy Statement, incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on September 30, 2010.

(a)(2)       Form of Preliminary Proxy Card, incorporated herein by reference to the Preliminary Proxy Statement.

(a)(3)       Notice of Special Meeting of Stockholders of Prospect Medical Holdings, Inc., incorporated herein by reference to the Preliminary Proxy Statement.

(a)(4)       Letter to Stockholders of Prospect Medical Holdings, Inc., incorporated herein by reference to the Preliminary Proxy Statement.

(b)            None.

(c)(1)       Opinion of UBS Securities LLC, incorporated herein by reference to Annex B to the Preliminary Proxy Statement.

(c)(2)       The presentation, dated August 14, 2010, of UBS Securities LLC, to the Special Committee of the Board of Directors of Prospect Medical Holdings, Inc.

(d)(1)      Agreement and Plan of Merger, dated as of August 16, 2010, by and among Prospect Medical Holdings, Inc., Ivy Holdings Inc. and Ivy Merger Sub Corp., incorporated herein by reference to Annex A to the Preliminary Proxy Statement.

(d)(2)      Company Stockholder Voting Agreement, dated as of August 16, 2010, by and between Ivy Holdings Inc., Samuel S. Lee, Mike Heather, the David & Alexa Topper Family Trust and Jeereddi Prasad, incorporated herein by reference to Annex C to the Preliminary Proxy Statement.

(d)(3)      Contribution and Subscription Agreement, dated as of August 16, 2010, by and between Ivy Holdings Inc., Samuel S. Lee, Mike Heather, the David & Alexa Topper Family Trust and Jeereddi Prasad, incorporated herein by reference to Annex D to the Preliminary Proxy Statement.

(d)(4)      Letter agreement, dated September 15, 2010, relating to stock options held by Samuel S. Lee.

(d)(5)      Letter agreement, dated September 15, 2010, relating to stock options held by Mike Heather.

(d)(6)      Equity Commitment Letter, dated as of August 16, 2010, among Green Equity Investors V, L.P., Green Equity Investors Side V, L.P. and Ivy Holdings Inc.

(d)(7)      Fund Guarantee, dated as of August 16, 2010, by and among Prospect Medical Holdings, Inc., Green Equity Investors V, L.P. and Green Equity Investors Side V, L.P.

(f)            Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex E to the Preliminary Proxy Statement.

(g)           None.